CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders

Evergreen Fixed Income Trust

Evergreen Select Fixed Income Trust

We consent to the use of our reports dated August 25, 2006 for the Evergreen Ultra Short Opportunities Fund (formerly Evergreen Ultra Short Bond Fund), a series of the Evergreen Fixed Income Trust and the Evergreen Adjustable Rate Fund, Evergreen Limited Duration Fund, Evergreen Short Intermediate Bond Fund and Evergreen Institutional Enhanced Income Fund, each a series of the Evergreen Select Fixed Income Trust, incorporated herein by reference and to the references to our firm under the captions “FINANCIAL HIGHLIGHTS” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

October 26, 2006